

June 15, 2015

Steven P. Rasche
Chief Financial Officer
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

> **Re:** **The Laclede Group, Inc.**
> **Laclede Gas Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **File Nos. 001-16681 & 001-01822**
> **Alabama Gas Corporation**
> **Amendment No. 1 to Form 10-K for the Transition Period From**
> **January 1, 2014 to September 30, 2014**
> **Response dated May 27, 2015**
> **File No. 002-38960**

Dear Mr. Rasche:

We have reviewed your May 27, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2015 letter.

General

1. The representations provided in your response were only for the Laclede Group, Inc. Please provide a written statement from Laclede Gas Company and Alabama Gas Corporation acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Steven P. Rasche
The Laclede Group, Inc.
Laclede Gas Company
Alabama Gas Corporation
June 15, 2015
Page 2

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Laclede Group, Inc. Form 10-K for the Fiscal Year Ended September 30, 2014

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

15. Regulatory Matters, page 120

2. Refer to comment 9. You state in your response that the $2.8 million regulatory asset relates to removal costs whether or not a legal obligation exists. Tell us in detail how you account for actual removal costs incurred. In this regard, explain to us whether removal costs incurred for which there is an associated legal obligation are offset against asset retirement obligations ("ARO"). If not, then explain to us why the incurred costs would not reduce the ARO liability. Additionally, of the $2.8 million removal cost regulatory asset, tell us the amount that relates to future removal costs for which you have recorded an ARO and for which you have not recorded an ARO.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or Robert Babula, Staff Accountant at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief